

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 12, 2017

Via E-mail
John Payne
President and Chief Operating Officer
VICI Properties Inc.
8329 W. Sunset Road, Suite 210
Las Vegas, Nevada 89113

> **Re:** **VICI Properties Inc.**
> **Registration Statement on Form 10-12G**
> **Filed June 20, 2017**
> **File No. 000-55791**

Dear Mr. Payne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 3. Properties, page 77

1. We note your response to comment 7 that operating metrics such as occupancy and RevPAR are not material drivers of rent payments. Please clarify whether the company views these operating metrics to be material based on their relevance to CEOC's ability to make rental payments.

Note 2 – Statement of Operations Pro Forma Adjustments, page 62

2. We note your response to prior comment 5. Please revise your disclosure in Note 1(d) to disclose the components (i.e. future minimum lease payments to be received, unearned premium, etc.) of the net investment in direct financing leases similar to the disclosures required by ASC 840-30-50-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:	Edward J. Schneidman, Esq.
	Kirkland & Ellis LLP